Exhibit 99.1

Pointer Telocation Ltd. Reports that the Tel Aviv Stock Exchange Has
Announced the Exchange’s Adjustment to the Opening Price of the Company’s
Ordinary Shares on the Commencement of Trading on June 7, 2016, the
Previously Announced Ex-Dividend Date of the Spin-Off of Shagrir Group
Vehicle Services Ltd.

Rosh HaAyin, Israel June 6, 2016. Pointer Telocation Ltd. (Nasdaq Capital Market: PNTR; TASE: PNTR), a leading developer, manufacturer and operator of Mobile Resource Management (MRM) services, announced that at the close of business in Tel Aviv today, the Tel Aviv Stock Exchange ( the “TASE”) issued an announcement that the opening price of Pointer’s ordinary shares on June 7, 2016 (the previously announced ex-dividend date for the Company’s contemplated spin-off of Shagrir Group Vehicle Services Ltd.) in Tel Aviv, will be manually reduced by 29.97% from today's closing price on the TASE.

Pointer notes that the TASE’s determination of the adjustment was based on its own independent calculations and that it has no view with respect to the methodology or correctness of such calculation.

About Pointer Telocation

Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Mobile Resource Management, Fleet Management and Stolen Vehicle Recovery. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. For more information visit http://www.pointer.com

Safe Harbor Statement

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Pointer and its affiliates. These forward-looking statements are based on the current expectations of the management of Pointer, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Pointer undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Zvi Fried, V.P. and Chief Financial Officer	Gavriel Frohwein/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 688 3559
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com